

November 5, 2013

Via E-mail
Mr. Eric Soyer
Chief Financial Officer
EDAP TMS S.A.
Parc d'Activites la Poudrette-Lamartine
4/6, rue du Dauphiné
69120 Vaulx-en-Velin, France

     Re: **EDAP TMS S.A.**
          Form 20-F for the Fiscal Year Ended December 31, 2012
          Filed April 2, 2013
          File No. 000-29374

Dear Mr. Soyer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Note 1-4 Revenue Recognition, page F-9

1. We see from your disclosure in Note 1-4 that you provide training upon installation. Please tell us about the installation and training, whether these are performed after shipment of your products and how each of these impact the timing of your revenue recognition.

Note 23 – Fair Value of Financial Instruments, page F-41

2. Please revise future filings to provide all of the disclosures required by FASB ASC 825-10-50-10, including the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief